May 7th, 2021

QTRRF: OTCQX International

QTA: TSX VENTURE

NR-03-21

Quaterra's Previously Announced Drill Program Now Underway at
MacArthur Copper Oxide Property

Quaterra Resources Inc. (OTCQB: QTRRF) (TSXV: QTA) ("Quaterra" or the "Company") today announced that a 7,000 -10,000-foot core drilling program began on May 4th at its MacArthur copper oxide project in the Yerington District, Nevada. Costs associated with the program will be internally funded through utilization of funds on hand and funds derived through the exercise of Warrants prior to their maturity date.

The drill program, with an estimated time frame of 2-3 months, is designed to accomplish three objectives:

  Test the area east of the current resource for additional oxide mineralization
  Upgrade portions of the resource from Inferred to Indicated status
  Explore the under - drilled sulfide mineralization which exists beneath the oxide mineral resource.

"We intend to move MacArthur toward production as quickly as possible, and the current drilling program is the first step. Resurgent copper prices, a premier mining jurisdiction and global initiatives in electrification and decarbonization assure that success will be rewarded," says Quaterra chairman, Tom Patton.

This drilling program is the first major step toward completion of a prefeasibility study (PFS) which will be followed by a program of large diameter core drilling for the purpose of obtaining fresh samples for metallurgical testing; column testing to refine estimates of copper recovery and acid consumption; and mine plan optimization and financial model updating.

The Company estimates that completion of the PFS will require 12-15 months and an expenditure of US$3.5M-$4.0M, dependent upon results and the availability of funds. The successful completion of the PFS will substantially de-risk the project and inform whether the project should proceed to permitting, development, construction and operation.

The Company has completed in excess of a year of scoping work, including engineering work with results which suggest that the project may be amenable to a run-of-mine operation which could lower capital and operating costs. Like all acid-leach projects, MacArthur is sensitive to the price of copper, which has recently increased in excess of $4.00/lb. and to the price and usage of acid. The PFS will include a trade-off study to compare building an on-site acid plant versus shipment of acid from off-site, which could further reduce capital costs.

More information on timing and milestones for completion of the PFS will be available upon completion of the drill program.

About Quaterra Resources Inc.

Quaterra Resources Inc. is a copper-gold exploration company focused on projects with the potential to host large-scale mineral deposits attractive to major mining companies. It is advancing its Yerington copper project in the historic Yerington Copper District, Nevada. It continues to investigate opportunities to acquire prospects in North America on reasonable terms and the partnerships with which to advance them.

On behalf of the Board of Directors,

Thomas Patton, Chairman

Quaterra Resources Inc.

For more information please contact:

Karen Robertson
Corporate Communications
778-898-0057

Jay Oness

Investor Relations

604-808-9479

Thomas Patton, Chairman

Quaterra Resources Inc.
604-641-2758

Email: info@quaterra.com

Website: www.quaterra.com

Disclosure note:

Some statements in this news release are forward-looking statements under applicable United States and Canadian laws.  These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof.  The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.